                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-88479


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION HAS BECOME EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 25, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 22, 1999)
                                                         PNC LOGO

                                 $1,000,000,000

                                PNC FUNDING CORP

             $                  FLOATING RATE SENIOR NOTES DUE 2003

                 $                     % SENIOR NOTES DUE 2006

                         UNCONDITIONALLY GUARANTEED BY

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                               ------------------

     PNC Funding Corp will issue the senior notes in two series: $
aggregate principal amount that will mature on                     , 2003, and
bear interest at a floating rate of LIBOR plus   %; and $            aggregate
principal amount that will mature on                     , 2006, and bear
interest at   % per annum.

     Interest on the 2003 senior notes is payable quarterly in arrears on
                    ,                     , and                     of each year
beginning                     , 2001. Interest on the 2006 senior notes is
payable semiannually in arrears on and                     of each year
beginning                     , 2002. The senior notes will rank equally with
all other unsecured senior indebtedness of PNC Funding Corp. The PNC Financial Services Group, Inc. will guarantee the senior notes and the guarantees will rank equally with the senior unsecured indebtedness of The PNC Financial Services Group, Inc. The senior notes are not guaranteed by the subsidiaries of The PNC Financial Services Group, Inc. The guarantees are effectively subordinated to all indebtedness and other liabilities (including trade payables and deposits) of such subsidiaries. PNC Funding Corp may redeem the senior notes for the reasons described under "Certain Terms of the Senior Notes -- Redemption for Taxation Reasons." The senior notes are not otherwise redeemable prior to maturity. The senior notes will not be subject to any sinking fund.

     We have applied to have the senior notes listed on the Luxembourg Stock Exchange in accordance with the rules of that exchange.

     THE SENIOR NOTES AND THE GUARANTEES ARE NOT DEPOSITS OF A BANK AND ARE NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

     None of the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange nor any foreign government agency has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                  PER SENIOR NOTE    PER SENIOR NOTE
                                                     DUE 2003           DUE 2006           TOTAL
                                                  ---------------    ---------------    ------------
Public Offering Price...........................           %                  %         $
Underwriting Discount...........................           %                  %         $
Proceeds to PNC Funding Corp (before
  expenses).....................................           %                  %         $

     Interest on the senior notes will accrue from                     , 2001 to
the date of delivery.
                               ------------------

     The underwriters expect to deliver the senior notes to purchasers in book-entry form only through The Depository Trust Company, Clearstream, Luxembourg and the Euroclear System, as the case may be, on or about
                    , 2001.

                               ------------------

                          JOINT BOOK-RUNNING MANAGERS
JPMORGAN                                                    SALOMON SMITH BARNEY
                               ------------------

GOLDMAN, SACHS & CO.
                             MERRILL LYNCH & CO.
                                                    PNC CAPITAL MARKETS, INC.
               , 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.
                               ------------------

    THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY BE USED BY PNC CAPITAL MARKETS, INC. AND J.J.B. HILLIARD, W.L. LYONS, INC., BOTH OF WHICH ARE AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE SENIOR NOTES. PNC CAPITAL MARKETS, INC., J.J.B. HILLIARD, W.L. LYONS, INC. AND OTHER AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP MAY ACT AS PRINCIPAL OR AGENT IN THOSE TRANSACTIONS. THOSE SALES WILL BE MADE AT PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.

    We have applied to list the senior notes on the Luxembourg Stock Exchange in accordance with the rules of that exchange. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Deutsche Bank Luxembourg SA, 2 Boulevard Konrad Adenauer, L-1115 Luxembourg.

    This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to The PNC Financial Services Group, Inc. and PNC Funding Corp. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Copies of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus will be available free of charge at the office of the Luxembourg listing agent.

    Subject to the following sentence, we accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect as of the date of this prospectus supplement. We have obtained the information in "Certain Terms of the Senior Notes -- Book-Entry System" concerning The Depository Trust Company ("DTC"), the Euroclear System ("Euroclear") or Clearstream Banking Luxembourg S.A. ("Clearstream, Luxembourg") and their respective book-entry systems from prospectus language prepared by DTC, Euroclear and Clearstream, Luxembourg describing book-entry-only issuance, and we take responsibility for having correctly extracted that information from these sources in all material respects, but we take no responsibility for the accuracy of the information itself.

    References to "PNC" in this prospectus supplement and in the accompanying prospectus are references to The PNC Financial Services Group, Inc., formerly known as PNC Bank Corp., specifically or, if the context requires, to The PNC Financial Services Group, Inc. together with its subsidiaries. References to "PNC Funding" in this prospectus supplement and the accompanying prospectus are references to PNC Funding Corp, a wholly-owned indirect subsidiary of PNC, specifically; and references to "we," "us" and "our" are references to PNC and PNC Funding.

    The distribution of this prospectus supplement and the accompanying prospectus and the offering of the senior notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Offering Restrictions."

    In this prospectus supplement and the accompanying prospectus, unless otherwise specified or the context otherwise requires, references to "dollars," "$" and "U.S. $" are to United States dollars.

    Information contained in this prospectus supplement updates and supersedes information in the accompanying prospectus.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

                   PROSPECTUS SUPPLEMENT
The PNC Financial Services Group, Inc.......................   S-4
Executive Officers and Directors of PNC.....................   S-4
Executive Officers and Directors of PNC Funding.............   S-5
Recent Developments.........................................   S-6
Use of Proceeds.............................................   S-6
Capitalization of The PNC Financial Services Group, Inc.....   S-7
Summary Consolidated Financial Data.........................   S-8
Certain Terms of the Senior Notes...........................   S-9
Certain United States Federal Income Tax Considerations.....  S-19
Underwriting................................................  S-22
Offering Restrictions.......................................  S-23
Legal Opinions..............................................  S-25
Experts.....................................................  S-25
General Information.........................................  S-26

                         PROSPECTUS
About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     4
PNC Bank Corp...............................................     4
PNC Funding Corp............................................     5
Use of Proceeds.............................................     5
Consolidated Ratio of Earnings to Fixed Charges.............     5
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Description of Debt Securities and Guarantees...............     6
Description of Common Stock.................................    20
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    25
Plan of Distribution........................................    27
Legal Opinions..............................................    28
Experts.....................................................    28

                     THE PNC FINANCIAL SERVICES GROUP, INC.

     PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated in 1983 under Pennsylvania law with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence, business mix and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services organizations in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. PNC provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain asset management and processing products and services internationally. At June 30, 2001, PNC's consolidated assets, deposits, and shareholders' equity were $70.0 billion, $45.8 billion, and $6.7 billion, respectively.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707 and its telephone number is (412) 762-1553.

                    EXECUTIVE OFFICERS AND DIRECTORS OF PNC

     The following persons are the executive officers of PNC. The title of each executive officer appears opposite his or her name.

James E. Rohr                       Chairman, President and Chief Executive Officer
Walter E. Gregg, Jr.                Vice Chairman
Thomas K. Whitford                  Group Executive, Executive Vice President, Strategic
                                      Planning
Joseph C. Guyaux                    Group Executive, Executive Vice President, Regional
                                      Community Banking
Ralph S. Michael, III               Group Executive, Executive Vice President, PNC Advisors and
                                      PNC Capital Markets
Robert L. Haunschild                Senior Vice President and Chief Financial Officer
Thomas E. Paisley, III              Senior Vice President and Chairman of Corporate Credit
                                      Policy
Samuel R. Patterson                 Controller
Helen P. Pudlin                     Senior Vice President and General Counsel
Timothy G. Shack                    Group Executive, Executive Vice President and Chief
                                      Information Officer

     The following persons are the members of the Board of Directors of PNC. The principal occupation of each director appears opposite his or her name.

Paul W. Chellgren                   Chairman and Chief Executive Officer, Ashland Inc.
Robert N. Clay                      President and Chief Executive Officer, Clay Holding Company
George A. Davidson, Jr.             Retired Chairman, Dominion Resources, Inc.
David F. Girard-diCarlo             Co-Chairman and Managing Partner, Blank Rome Comisky &
                                      McCauley LLP
Walter E. Gregg, Jr.                Vice Chairman, The PNC Financial Services Group, Inc.
William R. Johnson                  Chairman, President and Chief Executive Officer, H.J. Heinz
                                      Company
Bruce C. Lindsay                    Chairman and Managing Director, Brind-Lindsay & Co., Inc.
W. Craig McClelland                 Retired Chairman and Chief Executive Officer, Union Camp
                                      Corporation
Thomas H. O'Brien                   Retired Chairman, The PNC Financial Services Group, Inc.
Jane G. Pepper                      President, Pennsylvania Horticultural Society
James E. Rohr                       Chairman, President and Chief Executive Officer, The PNC
                                      Financial Services Group, Inc.
Lorene K. Steffes                   Vice President, Software Services and Software Group
                                      Pittsburgh Site Executive, IBM Corporation
Thomas J. Usher                     Chairman and Chief Executive Officer, USX Corporation
Milton A. Washington                President and Chief Executive Officer, Allegheny Housing
                                      Rehabilitation Corporation
Helge H. Wehmeier                   President and Chief Executive Officer, Bayer Corporation

                EXECUTIVE OFFICERS AND DIRECTORS OF PNC FUNDING

     The following persons are the executive officers of PNC Funding. The title of each executive officer appears opposite his or her name.

Robert L. Haunschild                Chairman and President
Randall C. King                     Senior Vice President
Kevin Glass                         Vice President and Assistant Treasurer
Lisa Kovac                          Vice President and Assistant Treasurer
Maria C. Schaffer                   Vice President and Treasurer
Thomas R. Moore                     Secretary
Dale F. Marrison                    Assistant Secretary

     The following persons are the members of the Board of Directors of PNC Funding. The principal occupation of each director appears opposite his or her name.

Walter E. Gregg, Jr.                Vice Chairman, The PNC Financial Services Group, Inc.
Robert L. Haunschild                Senior Vice President and Chief Financial Officer, The PNC
                                      Financial Services Group, Inc.
Randall C. King                     Treasurer, The PNC Financial Services Group, Inc.

     With respect to the senior notes, the address of each executive officer and member of the Boards of Directors of PNC Funding and PNC is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, U.S.A.

                              RECENT DEVELOPMENTS

     On July 19, 2001, PNC announced its financial results for the quarter ended June 30, 2001. Earnings were $295 million or $1.00 per diluted share compared with earnings from continuing operations of $299 million or $1.01 per diluted share for the second quarter of 2000. Excluding a $22 million or $0.08 per diluted share net loss from venture capital activities, second quarter 2001 results increased 7 percent to $317 million or $1.08 per diluted share. Reported earnings for the second quarter of 2000, which include the residential mortgage banking business that was sold in January 2001, were $315 million or $1.06 per diluted share. Return on average common shareholders' equity was 18.13 percent and return on average assets was 1.67 percent for the second quarter of 2001 compared with 21.91 percent and 1.68 percent, respectively, for the second quarter of 2000. As at June 30, 2001, PNC's borrowed funds were $12.1 billion, while shareholders' equity and capital stock were $6.7 billion and $3.0 billion, respectively.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of the senior notes, before
expenses, to be $       . Of these proceeds, we intend to use approximately $300
million to reduce a portion of PNC Funding's outstanding commercial paper. As of June 30, 2001, PNC Funding had a total of $580 million of commercial paper outstanding, with an average weighted maturity of 19 days and an average weighted interest rate of 3.89% per annum. PNC Funding used the proceeds of the issuance of its outstanding commercial paper to finance the activities of PNC and its subsidiaries. We intend to use the remainder of the net proceeds for general corporate purposes, which may include:

     - advances to PNC and its subsidiaries to finance their activities,

     - financing of possible future acquisitions,

     - repayment of other outstanding indebtedness, and

     - repurchases of issued and outstanding shares of common and/or preferred stock under authorized programs of PNC.

     Until we use the net proceeds from the sale of the senior notes for these purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. We expect that we may from time to time engage in additional financings of a character and in amounts to be determined.

                               CAPITALIZATION OF
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  (UNAUDITED)

     The following table sets forth the actual unaudited consolidated capitalization of PNC as of March 31, 2001 and as adjusted to reflect the issuance of the senior notes. PNC Funding's unaudited financial data and other information are part of the consolidated results of PNC. This data is prepared on a basis consistent with that of PNC's audited consolidated financial statements for the years ended December 31, 1999 and 2000. The following data should be read in conjunction with PNC's unaudited consolidated financial statements included in PNC's Quarterly Report on Form 10-Q for the three months ended March 31, 2001 and audited consolidated financial statements incorporated by reference in PNC's Annual Report on Form 10-K for the year ended December 31, 2000.

                                                                    MARCH 31, 2001
                                                              --------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              ---------    -------------
                                                              (U.S. DOLLARS IN MILLIONS)
Deposits....................................................   $47,189        $47,189
Subordinated debt...........................................     2,379          2,379
Other borrowed funds........................................     9,900         10,900
                                                               -------        -------
Total debt..................................................    59,468         60,468
Mandatorily redeemable capital securities of subsidiary
  trusts....................................................       848            848
Equity capital:
  Common stock..............................................     1,764          1,764
  Preferred stock...........................................         7              7
  Treasury stock............................................    (3,151)        (3,151)
  Surplus...................................................     1,323          1,323
  Retained earnings.........................................     6,857          6,857
  Other.....................................................       (19)           (19)
                                                               -------        -------
Total equity capital........................................     6,781          6,781
                                                               -------        -------
Total capitalization........................................   $67,097        $68,097
                                                               =======        =======

     At March 31, 2001, PNC's Articles of Incorporation, as amended and restated, provided that the amount of authorized capital stock of PNC was $2.27 billion, comprised of 450.0 million shares of common stock, par value $5.00 per share, and 20.0 million shares of preferred stock, par value $1.00 per share. Effective April 24, 2001, PNC amended its Articles of Incorporation to increase the amount of authorized capital stock of PNC to $4.02 billion, comprised of
800.0 million shares of common stock, par value $5.00 per share, and 20.0 million shares of preferred stock, par value $1.00 per share. At March 31, 2001, the number of shares of common stock issued and outstanding was approximately
289.0 million, all of which were fully paid and nonassessable. Also, at March 31, 2001, PNC had five series of preferred stock outstanding with a total liquidation value of $227.0 million.

     As of the date of this prospectus supplement, there has been no material change in the consolidated capitalization of PNC since March 31, 2001 other than the increase in the authorized capital stock of PNC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

                                             THREE MONTHS ENDED
                                                  MARCH 31,                    YEAR ENDED DECEMBER 31,
                                             -------------------   -----------------------------------------------
                                               2001       2000      2000      1999      1998      1997      1996
                                             --------   --------   -------   -------   -------   -------   -------
                                                                  (U.S. DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS
  Interest income..........................  $ 1,172    $ 1,161    $ 4,732   $ 4,583   $ 5,024   $ 4,912   $ 4,812
  Interest expense.........................      618        606      2,568     2,239     2,536     2,467     2,413
  Net interest income......................      554        555      2,164     2,344     2,488     2,445     2,399
  Provision for credit losses..............       80         31        136       163       225        70
  Noninterest income excluding net
    securities gains (losses)..............      672        731      2,871     2,428     2,070     1,583     1,217
  Net securities gains (losses)............       29         (3)        20        22        16        40        22
  Noninterest expense......................      775        792      3,071     2,843     2,698     2,403     2,112
  Applicable income taxes..................      135        158        634       586       571       557       535
  Income from continuing operations........      265        302      1,214     1,202     1,080     1,038       991
  Income from discontinued operations......       40          6         65        62        35        14         1
  Income before cumulative effect of
    accounting change......................      305        308      1,279     1,264     1,115     1,052       992
  Cumulative effect of accounting change...       (5)
  Net income...............................  $   300    $   308    $ 1,279   $ 1,264   $ 1,115   $ 1,052   $   992
PERIOD-END BALANCE SHEET DATA
  Total assets.............................  $70,966    $68,474    $69,844   $69,286   $70,754   $71,694   $71,312
  Loans, net of unearned income............   45,626     50,259     50,601    49,673    57,633    54,235    51,791
  Allowance for credit losses..............      675        674        675       674       753       972     1,166
  Shareholders' equity.....................    6,781      6,039      6,656     5,946     6,043     5,384     5,869
AVERAGE BALANCE SHEET DATA
  Total assets.............................  $71,992    $68,756    $68,978   $68,363   $69,624   $68,235   $68,988
  Earning assets...........................   61,534     60,526     59,875    61,301    63,077    62,082    63,169
  Loans, net of unearned income............   49,637     49,966     50,018    52,780    55,613    52,899    48,757
  Securities available for sale............    8,061      6,128      6,061     6,084     6,129     8,316    13,384
  Deposits.................................   46,268     44,255     45,672    44,152    43,894    43,931    44,499
  Borrowed funds...........................   14,375     15,333     13,746    15,466    17,908    16,875    17,182
  Shareholders' equity.....................    6,671      5,927      6,137     5,870     5,581     5,478     5,828
SELECTED RATIOS
  Return on average common shareholders'
    equity.................................    18.82%     21.71%     21.63%    22.41%    20.81%    20.01%    17.18%
  Return on average assets.................     1.62       1.66       1.68      1.69      1.49      1.49      1.40
  Average common shareholders' equity to
    average total assets...................     8.83       8.17       8.44      8.13      7.56      7.57      8.32
  Net interest margin......................     3.53       3.46       3.37      3.68      3.85      3.94      3.83
CREDIT QUALITY RATIOS
  Nonperforming loans to period-end
    loans..................................      .74        .60        .64       .59       .50       .50       .67
  Nonperforming assets to period-end loans,
    loans held for sale and foreclosed
    assets.................................      .81        .65        .71       .61       .55       .59       .87
  As a percent of average loans
    Net charge-offs........................      .65        .25        .27       .31       .80       .51       .34
    Provision for credit losses............      .65        .25        .27       .31       .40       .13
    Allowance for credit losses............     1.36       1.35       1.35      1.28      1.35      1.84      2.39
  Allowance as a percent of period-end
    Loans..................................     1.48       1.34       1.33      1.36      1.31      1.79      2.25
    Nonperforming loans....................   200.89     224.67     208.98    231.62    263.29    360.00    337.97
RATIO OF EARNINGS TO FIXED CHARGES(A)
  Excluding interest on deposits...........     2.59x      2.74x      2.79x     2.82x     2.42x     2.48x     2.50x
  Including interest on deposits...........     1.62       1.73       1.69      1.76      1.63      1.63      1.62

---------------
(a) The consolidated ratio of earnings to fixed charges has been computed by dividing income from continuing operations before taxes (which excludes the income from discontinued operations and the cumulative effect of accounting change) and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount amortization expense and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds, and subordinated debt.

                       CERTAIN TERMS OF THE SENIOR NOTES

     The senior notes will be issued by PNC Funding. Each series of senior notes will be Senior Debt Securities, as such term is defined in the accompanying prospectus. The following description of the particular terms of the senior notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities in the accompanying prospectus, to which description we refer you. The accompanying prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined.

GENERAL

     The senior notes due on                     , 2003 (the "2003 Notes") and
the senior notes due on                     , 2006 (the "2006 Notes") will
initially be limited to $          aggregate principal amount and $
aggregate principal amount, respectively, and will be issued under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and The Chase Manhattan Bank, as Trustee, as supplemented by a Supplemental Indenture dated as of February 15, 1993 and a Second Supplemental Indenture dated as of February 11, 2000. References to the Indenture in this section will mean the Indenture as so supplemented. The accompanying prospectus provides a more complete description of the Indenture dated as of December 1, 1991 and the Supplemental Indenture. The senior notes are unconditionally guaranteed as to payment of principal and interest by PNC. Except as described below, the senior notes will be issued only in book-entry form. The senior notes will be represented by one or more permanent global certificates registered in the name of the nominee of DTC (each a "Global Note" and collectively, the "Global Notes"). The senior notes will be available for purchase in denominations of $1,000 and integral multiples thereof.

     The 2003 Notes and the 2006 Notes, respectively, will mature on           ,
2003 and                     , 2006 at their principal amount unless previously
redeemed or cancelled. Except for certain reasons related to U.S. taxation as discussed in "Certain Terms of the Senior Notes - Redemption for Taxation Reasons," the senior notes may not be redeemed by PNC Funding prior to their stated maturity.

     If any of the interest payment dates or a maturity date falls on a day that is not a business day, PNC Funding will postpone the interest payment date or the maturity date to the next succeeding business day, but the payment made on such dates will be treated as being made on the date payment was first due and the holders of the senior notes will not be entitled to any further interest or other payments with respect to such postponements. The term "business day" means any day other than a Saturday or Sunday on which DTC, Euroclear and Clearstream, Luxembourg are operating and on which banks and foreign exchange markets are open for business in the city of offices of the principal paying agent and of the Luxembourg paying and listing agent and a day that it is not a day on which banks are generally authorized or required by law or executive order to be closed in the City of New York, New York, the City of Pittsburgh, Pennsylvania or the Commonwealth of Pennsylvania.

     The interest payable on the senior notes on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the senior notes are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, interest that PNC Funding pays on the maturity date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent in New York, New York, at the office of the Luxembourg paying and listing agent for so long as the senior notes are listed on the Luxembourg Stock Exchange, or at PNC Funding's option in the event the senior notes are not represented by Global Notes, by check mailed to the address of the person specified for payment in the preceding sentences.

     The senior notes are unconditionally guaranteed by PNC and rank equally with all of PNC Funding's other unsecured senior indebtedness. The guarantees will rank equally with the senior unsecured indebtedness of PNC. The senior notes are not guaranteed by the subsidiaries of PNC. The guarantees are effectively subordinated to all indebtedness and other liabilities (including trade payables and deposits) of such subsidiaries.

     The senior notes and the guarantees are not deposits of a bank and are not insured by the United States Federal Deposit Insurance Corporation or any other insurer or government agency.

INTEREST

  The 2003 Notes

     The 2003 Notes will bear interest at a floating rate of LIBOR plus   %. PNC
Funding will pay interest on the 2003 Notes quarterly in arrears by 2:30 p.m.
New York City time on                     ,                     ,           and
          of each year, each an "interest payment date" for the 2003 Notes, and on the maturity date. Interest will be computed on the basis of a 360-day year for the actual number of days elapsed.

     Interest on the 2003 Notes will accrue from                     , 2001 to
          , 2001 excluding the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. Each of these periods is referred to as an "interest period" for the 2003 Notes.

     The interest rate on the 2003 Notes will be calculated by
                    , as calculation agent, except that the interest rate in
effect for the period from           , 2001 to                     , 2001 (the
"initial interest rate") will be established by PNC Funding as the rate for deposits in U.S. dollars having a maturity of three months commencing on
                    , 2001 that appears on Telerate Page 3750 as of 11:00 a.m.,
London time, on                     , 2001. If no rate appears on Telerate Page
3750, as specified in the preceding sentence, then the initial interest rate will be determined by PNC Funding in the manner described in clause (ii) below, except that the banks referred to in such clause will be selected by PNC Funding rather than the calculation agent.

     The calculation agent will reset the interest rate with respect to the 2003 Notes on each interest payment date, each of which is referred to as an "interest reset date." The second London business day preceding an interest reset date will be the "interest determination date" for that interest reset date. The interest rate in effect on each date that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and
including                     , 2001 to                     , 2001, the initial
interest reset date.

     "LIBOR" will be determined by the calculation agent in accordance with the following provisions:

          (i) With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears on that interest determination date, LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (ii) below.

          (ii) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (i) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at the time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m., New York City time, on the interest determination date by three major banks in New York City selected by the calculation agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR for the interest period commencing on the interest reset date following the interest determination date will be LIBOR in effect on that interest determination date.

     "London business day" means any day on which dealings in U.S. dollars are transacted in the London interbank market.

     "Telerate Page 3750" means the display designated as "Page 3750" on the Dow Jones Market Service or any successor page or service, for the purposes of displaying the London interbank offered rates for U.S. dollar deposits.

     For so long as the 2003 Notes are listed on the Luxembourg Stock Exchange, the calculation agent will notify the Luxembourg Stock Exchange and any holders of 2003 Notes of the relevant interest rate, interest period and interest (coupon) amount no later than the first business day following the relevant interest reset date.

  The 2006 Notes

     The 2006 Notes will bear interest at the rate of      % per annum. Interest
on the 2006 Notes will accrue from the date of original issuance, which will be payable semiannually in arrears by 2:30 New York City time on and of each year (each an "interest payment date" for the 2006
Notes), commencing                     , 2002. Interest will be computed on the
basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date shall be the period from but not including the preceding interest payment date to and including the relevant interest payment date.

ADDITIONAL PAYMENTS FOR TAXATION REASONS

     All payments of principal and interest in respect of the senior notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the United States or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, PNC Funding shall pay such additional amounts as shall result in net receipt by the holders of the senior notes who are United States Aliens (as such term is defined below) of such amounts as would have been received by them had no such withholding or deduction been required, except that the foregoing obligation to pay additional amounts shall not apply to:

     (i) any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

             (A) being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment therein;

             (B) having a current or former relationship with the United States, including a relationship as a citizen or resident or being treated as a resident thereof;

             (C) being or having been a personal holding company, a controlled foreign corporation, a passive foreign investment company, a foreign personal holding company with respect to the United States, a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or

             (D) an actual or a constructive "10 percent shareholder" of PNC
                 Funding or PNC as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     (ii) any holder who is a fiduciary or partnership or other than the sole beneficial owner of the senior note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the senior note would not have been entitled to the payment of an additional amount had such beneficiary, settlor, member or beneficial owner been the holder of such senior note;

     (iii) any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder, if required, to comply with certification, identification or information reporting or any other requirements under United States income tax laws and regulations, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of such senior note, if such compliance is required by United States income tax laws and regulations, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

     (iv) any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such senior note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

     (v) any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

     (vi) any tax, assessment or governmental charge that is payable otherwise than by withholding by PNC Funding or a paying agent from the payment of the principal of or interest on such senior note;

     (vii) any tax, assessment or governmental charge required to be withheld by any paying agent from such payment of principal of or interest on any senior note, if such payment can be made without such withholding by any other paying agent;

     (viii) any tax required to be withheld or deducted from a payment to an individual which is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusion of the ECOFIN Council meeting of 26-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

     (ix) any senior note presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant senior note to another paying agent in a Member State of the European Union; or

     (x)   any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii),
           (viii) and/or (ix).

     The term "United States" means the United States of America, the Commonwealth of Puerto Rico and each possession of the United States of America and place subject to its jurisdiction, and the term "United States Alien" means any corporation, individual, estate or trust that, as to the United States, is for United States federal income tax purposes (A) a foreign corporation, (B) a non-resident alien individual or (C) a foreign estate or trust.

REDEMPTION FOR TAXATION REASONS

     Each series of senior notes may be redeemed at the option of PNC Funding in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the holders of such series of senior notes (which notice shall be irrevocable), at their principal amount (together with interest accrued to the date fixed for redemption), if (i) PNC Funding has or will become obliged to pay additional amounts as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of such series of senior notes, and (ii) such obligation cannot be avoided by PNC Funding taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which PNC Funding would be obliged to pay such additional amounts were a payment in respect of such series of senior notes then due.

Before the publication of any notice of redemption pursuant to this paragraph, PNC Funding shall deliver to the principal paying agent a certificate signed by two officers of PNC Funding stating that PNC Funding is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of PNC Funding to so redeem have occurred, and an opinion of independent legal advisers of recognized standing to the effect that PNC Funding has or will become obliged to pay such additional amounts as a result of such change or amendment.

BOOK-ENTRY SYSTEM

     The senior notes of each series will be represented by one or more permanent Global Notes. Ownership of beneficial interests in the Global Notes will be limited to institutions that have accounts with DTC (each, a "participant" and collectively, the "participants") or persons that may hold interests through participants. Beneficial interest in the senior notes by participants will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and its participants. Beneficial interests in senior notes by persons that hold through participants will be evidenced only by, and transfers of such beneficial interests with such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to hold or transfer such beneficial interests.

     PNC Funding has been advised by DTC that upon the issuance of a Global Note or Global Notes and the deposit of such Global Note or Global Notes with DTC or its custodian, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the senior notes represented by such Global Note or Global Notes to the accounts of the participants designated by the underwriters. Each owner of a beneficial interest in a Global Note is required to hold at all times a beneficial interest in such Global Note of $1,000 principal amount or any integral multiple of $1,000 in excess thereof.

     Principal and interest payments on the senior notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note or Global Notes. Such payments to DTC or its nominee, as the case may be, will be made in immediately available funds, provided that, in the case of payments of principal and interest on the respective dates of maturity, the applicable Global Note or Global Notes are presented to the principal paying agent in time for the principal payment agent to make such payments in such funds in accordance with its normal procedures. PNC Funding and the principal paying agent will treat the persons in whose names the senior notes are registered as the owners of such senior notes for the purpose of receiving payment of principal of and interest on the senior notes and for all other purposes whatsoever. Therefore, so long as DTC or its nominee is the registered owner of a Global Note, DTC or that nominee will be considered the sole owner or holder of the senior notes represented by that Global Note for all purposes under the senior notes, and neither PNC Funding nor the principal paying agent has any direct responsibility or liability for the payment of principal of or interest on the senior notes to the participants or owners of beneficial interests in the Global Notes.

     DTC has advised PNC Funding and the principal paying agent that upon receipt of any payment of principal or interest in respect of a Global Note, it will immediately credit the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note or Global Notes as shown in the records of DTC or its nominee. Payments by participants to owners of beneficial interests in Global Notes held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants or indirect participants.

     No Global Note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to another nominee of DTC.

     Except in the limited circumstances set forth in "Certificated Notes," participants and owners of beneficial interests in the Global Notes will not be entitled to receive senior notes in definitive form and will not be considered holders of senior notes. In such circumstances, upon surrender by DTC or successor depositary of a Global Note, senior notes in definitive form will be issued to each person that DTC or successor depositary identifies as the beneficial owner of the related senior notes. Upon such issuance, the principal paying agent is required to register such senior notes in the name of, and cause the same to be delivered to, such person or persons (or nominee thereof). Such senior notes will be issued in fully registered form without coupons, in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000. Such senior notes may not subsequently be exchanged by a holder for senior notes in denominations of less than $1,000.

     Except as provided above, beneficial owners of Global Notes will not be entitled to receive physical delivery of senior notes in definitive form and no Global Note will be exchangeable except for another Global Note of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior notes. PNC Funding understands that under existing industry practices, if PNC Funding requests any action of holders of a series of the senior notes or any holders of a beneficial interest in a Global Note desire to give or take any action holders of a series of the senior notes are entitled to give or take under such senior notes, DTC would authorize the participants owning the relevant beneficial interest to give or take such action, and the participants would authorize the beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of the beneficial owners owning through them.

     Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Clearstream, Luxembourg or Euroclear (in Europe), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

     DTC has advised PNC Funding as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act;

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     - The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Clearstream, Luxembourg has advised PNC Funding that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in over 30 countries. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, and may include the underwriters. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream, Luxembourg customers either directly or indirectly.

     Euroclear has advised PNC Funding that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./ N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator advises as follows: Under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear Operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

     Euroclear further advises that investors that acquire, hold and transfer interests in the senior notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

     Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

     PNC Funding has provided the descriptions of the operations and procedures of DTC set forth in "Book-Entry System" and elsewhere herein, and the descriptions of the operations and procedures of DTC, Clearstream, Luxembourg and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. PNC Funding, the underwriters and the principal paying agent do not take any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream, Luxembourg and Euroclear or their participants directly to discuss these matters.

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the senior notes represented by a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in senior notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     Neither PNC Funding nor the principal paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of senior notes by DTC, Clearstream, Luxembourg, or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the senior notes.

     Distributions on the senior notes held beneficially through Clearstream, Luxembourg, will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the senior notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the senior notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the senior notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

     Because of time-zone differences, credits of the senior notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in the senior notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the senior notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures to facilitate transfers of the senior notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTIFICATED NOTES

     PNC Funding will issue certificated notes in registered form to each person that DTC identifies as the beneficial owner of the senior notes represented by the Global Notes upon surrender by DTC of the Global Notes if:

     - DTC notifies PNC Funding that it is no longer willing or able to act as depositary for the Global Notes, and PNC Funding has not appointed a successor depositary within 90 days of that notice;

     - an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

     - PNC Funding determines not to have the senior notes represented by Global Notes.

     Neither PNC Funding nor the principal paying agent will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related senior notes. PNC Funding and the principal paying agent may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the senior notes to be issued.

     If PNC Funding issues certificated senior notes, holders may obtain certificates at the offices of the Luxembourg paying and listing agent. PNC Funding will make those certificates available in Luxembourg at the time PNC Funding delivers certificates to the principal paying agent.

PAYMENT AND PRINCIPAL PAYING AGENTS

     The Chase Manhattan Bank will act as PNC Funding's principal paying agent with respect to the senior notes through its offices presently located at 450 West 33rd Street, New York, New York 10001. PNC Funding may at any time rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any paying agent acts. For as long as a series of the senior notes is listed on the Luxembourg Stock Exchange, PNC Funding will maintain a paying agent in Luxembourg with respect to the series of senior notes so listed. Deutsche Bank Luxembourg SA, as the Luxembourg paying and listing agent, will act as PNC Funding's paying agent in Luxembourg with respect to the senior notes through its offices located at 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. Payments of interest and principal may be made by wire-transfer in immediately available funds in U.S. dollars for senior notes held in book-entry form or, at PNC Funding's option in the event the senior notes are not represented by Global Notes, by check mailed to the address of the person entitled to the payment as it appears in the senior note register. Payment of principal will be made upon the surrender of the relevant senior notes at the offices of the principal paying agent or Luxembourg paying and listing agent.

     For as long as a series of the senior notes is listed on the Luxembourg Stock Exchange, PNC Funding will publish notice of any change in a paying agent with respect to such series of the senior notes in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

FURTHER ISSUANCES

     PNC Funding may from time to time without the consent of the holders of either series of the senior notes create and issue further notes having the same terms and conditions as either series of the senior notes (so that, for the avoidance of doubt, references in the conditions of such senior notes to "issue date" shall be to the first issue date of the relevant series of the senior notes) and so that the same shall be consolidated and form a single series with such senior notes, and references in this Certain Terms of the Senior Notes to "senior notes" shall be construed accordingly.

NOTICES

     Notices to the holders of registered senior notes will be mailed to them at their respective addresses in the register of the senior notes and will be deemed to have been given on the fourth weekday (being a day other than Saturday or Sunday) after the date of mailing. Notices to the holders of registered senior notes that are listed on the Luxembourg Stock Exchange will also be published in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourger Wort). For so long as a series of the senior notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying and listing agent with respect to the series so listed will be published in Luxembourg in the manner set forth above.

GOVERNING LAW

     The senior notes and the guarantees will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of the senior notes. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to an investor in light of that investor's particular circumstances. This discussion deals only with senior notes purchased at their original offering price and held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, referred to in this discussion as the "Code," as amended to the date of this prospectus supplement. This summary does not address all of the tax consequences that may be relevant to a holder of senior notes nor does it address the federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold senior notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the United States dollar, investors in pass-through entities and certain United States expatriates. Further, this summary does not address

     - the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the senior notes, or

     - any state, local or foreign tax consequences of the purchase, ownership, or disposition of the senior notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

     For purposes of this discussion, the term "United States holder" means a beneficial owner of a senior note that for United States federal income tax purposes is

     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia,

     - an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

     Certain United States federal income tax consequences relevant to a beneficial owner of a senior note other than a United States holder, referred to in this discussion as a "non-U.S. holder," are discussed separately below.

UNITED STATES HOLDERS

     The following discussion applies to you if you are a United States holder.

  Payments of Interest

     Stated interest paid or accrued on the senior notes generally will be taxable to you as ordinary income at the time the interest is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

  Sale or Redemption of the Senior Notes

     When you dispose of a senior note by sale, exchange, redemption or other taxable disposition, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest) and (ii) your tax basis in the senior note. Your tax basis in a senior note generally will equal the cost of the senior note. When a senior note is sold, exchanged, redeemed or otherwise disposed of between interest payment dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale but not yet reported as interest income must be reported at the time of sale.

     The gain or loss on a senior note generally will constitute capital gain or loss, and will be long-term capital gain or loss if you have held the senior note for longer than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited.

NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a non-U.S. holder of a senior note.

  Payments of Stated Interest

     Under current United States federal income tax law, and subject to the discussion of backup withholding below, payments of stated interest on a senior note to a non-U.S. holder will not be subject to United States federal income or withholding tax if

     - the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of PNC Funding or PNC,

     - the non-U.S. holder is not a controlled foreign corporation related to PNC Funding or PNC, through stock ownership,

     - the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code,

     - the non-U.S. holder as the beneficial owner of the senior note either (i) provides a statement signed under penalties of perjury that includes the beneficial owner's name, address and U.S. taxpayer identification number, if any, and certifies (on an IRS Form W-8BEN or a substantially similar substitute form) that the beneficial owner of the senior note is a non-U.S. holder in compliance with applicable requirements, or (ii) holds its note directly through a "qualified intermediary," and the qualified intermediary has sufficient information in its files indicating that the beneficial owner is not a United States holder, and

     - PNC, PNC Funding, its paying agent and all intermediaries between the non-U.S. holder and PNC Funding or its paying agent do not have actual knowledge or reason to know that the non-U.S. beneficial ownership statement is false.

     A "qualified intermediary" is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the Internal Revenue Service providing that it will administer all or part of the U.S. withholding rules under specified procedures.

     A payment of stated interest on a senior note to a non-U.S. holder who fails to satisfy one of the foregoing requirements generally will be subject to withholding tax at a rate of 30% (subject to reduction or exemption under any applicable tax treaty) unless

     - the payment is effectively connected with a trade or business conducted within the United States by that non-U.S. holder,

     - the non-U.S. holder provides a properly completed IRS Form W-8ECI prior to the payment of interest, and

     - PNC, PNC Funding, its paying agent and all intermediaries between the non-U.S. holder and PNC Funding or its paying agent do not have actual knowledge or reason to know that the form is false.

     Interest on a senior note that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder, although exempt from the withholding tax (assuming appropriate certification is provided), generally will be subject to graduated United States federal income tax on a net income basis as if those amounts were earned by a United States holder. Corporate non-U.S. holders receiving effectively connected interest may also be subject to an additional branch profits tax.

  Sale or Redemption of Senior Notes

     Except as described below and subject to the discussion concerning backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax with respect to any gain realized upon the sale or redemption of a senior note unless (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder or (ii) subject to certain exceptions, the non-U.S. holder is an individual who holds the senior note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition.

  United States Federal Estate Tax

     A senior note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if at the time of death (i) the individual did not own actually or constructively 10% or more of the total combined voting power of all classes of stock of PNC Funding or PNC and (ii) payments of interest on senior notes held by such individual would not have been effectively connected with a United States trade or business.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, senior notes held by a non-corporate United States holder. Payments made on, and proceeds from the sale of, senior notes held by a United States holder may be subject to a "backup" withholding tax of up to 31% unless the holder complies with certain identification or exemption requirements.

     Payments of stated interest and of proceeds from the sale of senior notes made to a non-U.S. holder will not be subject to information reporting or backup withholding tax if the holder certifies as to its non-U.S. status or otherwise establishes entitlement to exemption and the payor has no actual knowledge or reason to know that the holder is in fact a United States holder. A non-U.S. holder may certify to its non-U.S. status by providing an IRS Form W-8BEN or W-8ECI or a substantially similar substitute form or holding its senior note through a Qualified Intermediary with sufficient information in its files as described above. With some exceptions, a payment to a foreign partnership will be treated as a payment directly to its partners. Notwithstanding the foregoing, interest payments to a non-U.S. holder may be reported to the IRS on Form 1042-S.

     Any amount withheld, whether with respect to a United States holder or a non-U.S. holder, will be allowed as a credit against the holder's United States federal income tax liability, or refunded, provided the required information is provided to the IRS.

     HOLDERS OF SENIOR NOTES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF INFORMATION REPORTING AND BACKUP WITHHOLDING IN THEIR PARTICULAR SITUATIONS, THE AVAILABILITY OF AN EXEMPTION THEREFROM, AND THE PROCEDURE FOR OBTAINING SUCH AN EXEMPTION, IF AVAILABLE.

  Proposed European Union Withholding Directive

     The European Union is currently considering proposals for a new directive regarding the taxation of savings income. According to the most recently available information it is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payments. Full details of the proposals are not currently available, and they may in any case be subject to further amendment.

                                  UNDERWRITING

     J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as joint bookrunning managers of the offering and, together with Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets, Inc., are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of senior notes set forth opposite the underwriter's name.

                                                PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                 UNDERWRITER                     OF 2003 NOTES      OF 2006 NOTES
                 -----------                    ----------------   ----------------
J.P. Morgan Securities Inc. ..................
Salomon Smith Barney Inc. ....................
Goldman, Sachs & Co. .........................
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated................................
PNC Capital Markets, Inc. ....................
     Total....................................    $                  $
                                                  ===========        ===========

     We have been advised by the underwriters that they propose initially to offer the senior notes to the public at the public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at that
price less a concession not in excess of      % of the principal amount of the
2003 Notes and      % of the principal amount of the 2006 Notes. The
underwriters may allow, and these dealers may reallow, a concession to certain
other dealers not in excess of      % of the principal amount of the 2003 Notes
and      % of the principal amount of the 2006 Notes. After the initial public offering, the public offering price and these concessions may be changed from time to time.

     The following table shows the underwriting discounts and commissions that PNC Funding is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of senior notes).

                                                        PAID BY PNC FUNDING CORP
                                                        ------------------------
Per senior note due 2003..............................               %
Per senior note due 2006..............................               %

     Although application has been made to list the senior notes on the Luxembourg Stock Exchange, the senior notes are new issues of securities with no established trading market. The underwriters have advised us that they intend to make a market in both the 2003 Notes and the 2006 Notes, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading markets for the senior notes may not be liquid.

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the senior notes if any are purchased.

     In connection with this offering, some of the underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market prices of the senior notes. In any jurisdiction
where there can be only one stabilizing agent,           or its affiliates shall
effect such transactions. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which those underwriters and affiliates may bid for or purchase the 2003 Notes or the 2006 Notes for the purpose of stabilizing the market price. The underwriters also may create short positions for the account of the underwriters by selling more 2003 Notes or 2006 Notes in connection with this offering than they are committed to purchase from us. In that case, the underwriters may purchase such senior notes in the open market following completion of this offering to cover their short position or positions. Any of the transactions described in this paragraph may result in the maintenance of the price of the 2003 Notes or the 2006 Notes at levels above those which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The underwriters and their respective associates and affiliates may be customers of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for us and our subsidiaries in the ordinary course of business. PNC Capital Markets, Inc., one of our indirect wholly-owned subsidiaries, is acting as one of the underwriters. When a member of the National Association of Securities Dealers, Inc. ("NASD"), such as PNC Capital Markets, Inc., participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of the NASD's Conduct Rule 2720. We are considered to be an "affiliate" (as such term is defined in Rule 2720) of PNC Capital Markets, Inc. Our offer and sale of the senior notes will comply with the applicable requirements of Rule 2720 regarding the underwriting of securities of affiliates. No NASD member participating in the offering of the 2003 Notes or the 2006 Notes will execute a transaction in such senior notes in a discretionary account without the prior written specific approval of the member's customer. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is the trustee under the Indenture.

     This prospectus supplement and the accompanying prospectus may be used by PNC Capital Markets, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. in connection with offers and sales related to secondary market transactions in the senior notes. PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and affiliates of PNC and PNC Funding may act as principal or agent in those transactions. Those sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The underwriting agreement provides that PNC Funding and PNC will jointly and severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.

                             OFFERING RESTRICTIONS

     The senior notes are offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

     Each of the underwriters has agreed that it will not offer, sell, or deliver any of the senior notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the senior notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best of the underwriter's knowledge and belief, result in compliance with the applicable laws and regulations and which will not impose any obligations on us except as set forth in the underwriting agreement.

     You may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which you purchase the senior notes. These taxes and charges are in addition to the issue price set forth on the cover page.

UNITED KINGDOM

     Each underwriter has represented and agreed that it and each of its affiliates:

          - has not offered or sold and, prior to the expiry of the period of six months from the time of closing, will not offer or sell any of the senior notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

          - has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom; and

          - has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the senior notes to a person who is of a kind described in
            Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions Order 1996, as amended) or is a person to whom those documents may otherwise lawfully be issued or passed on.

GERMANY

     In connection with the initial placement of senior notes in Germany, each of the underwriters has represented and agreed that it has not offered or sold and it will not offer or sell any senior notes in Germany other than in compliance with the Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of 13th December, 1990 as amended or any other law applicable in Germany governing the issue, offering and sale of securities.

THE NETHERLANDS

     Each of the underwriters has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any senior notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

THE REPUBLIC OF FRANCE

     Each of the underwriters has represented and agreed that the senior notes are being issued outside of France, and that it, in connection with the initial distribution of the senior notes, has not offered or sold and will not offer or sell senior notes in France, and that it has not distributed and will not distribute or cause to be distributed in France this prospectus supplement and accompanying prospectus or any other offering material relating to the senior notes, except to (i) qualified investors (investisseurs qualifies) and/or (ii) a restricted circle of investors (Cercle restreint d'investisseurs), all as defined in Article 6 of the Order ("Ordinance") dated 28th September, 1967 (as amended) and Decree no. 98-880 dated 1st October, 1998 and in compliance with regulations issued from time to time by the Commission des Operations de Bourse.

JAPAN

     The senior notes have not been and will not be registered under the Securities and Exchange Law of Japan and each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, directly or indirectly, any of the senior notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

HONG KONG

     Each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, any of the senior notes by means of any document to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

                                 LEGAL OPINIONS

     The legal opinion required to be furnished by PNC Funding and PNC pursuant to the underwriting agreement, dated the date of this prospectus supplement, among PNC Funding and the underwriters will be rendered by Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC. As of July 24, 2001, Mr. Moore was the beneficial owner of 2,256 shares of common stock of PNC. Mr. Moore also holds unexercised nonstatutory options to purchase 3,500 shares of common stock of PNC.

     The underwriters are represented by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. As to matters of Pennsylvania law, Cravath, Swaine & Moore will rely on the opinion of Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited PNC's consolidated financial statements incorporated by reference in PNC's Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this document. PNC's consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

                              GENERAL INFORMATION

(1) In connection with the application to list the senior notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the senior notes and copies of the Articles of Incorporation and By-laws of PNC Funding and the Articles of Incorporation, as amended and restated, and By-laws of PNC will be deposited with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et Luxembourg) where such documents may be examined and copies obtained free of charge.

(2) PNC Funding and PNC have obtained all necessary consents, approvals and authorizations in connection with the issue, performance and/or guaranty of the senior notes. The issuance of the senior notes was authorized by resolutions adopted by the Board of Directors of PNC Funding on April 19, 1999. The guaranty of the senior notes was authorized by resolutions adopted by the Board of Directors of PNC on April 19, 1999.

(3) The senior notes have been accepted for clearance through DTC in the United States, and through the Euroclear and Clearstream, Luxembourg clearance systems in Europe. The CUSIP number for the 2003 Notes is and for the 2006 Notes is . The International Securities Identification Number (ISIN) for the 2003 Notes is and for the 2006 Notes is . The Common Code for the 2003 Notes
    is                     and for the 2006 Notes is                     .

(4) The independent certified public accountants of PNC are Ernst & Young LLP. Ernst & Young, a leading accounting and auditing firm in the United States and Canada, is located at One Oxford Center, Pittsburgh, Pennsylvania 15219. Ernst & Young provided various audit and other services for PNC during 2000. Such services included an audit of annual consolidated financial statements, interim reviews of quarterly consolidated financial statements, review and consultation connected with certain filings with the Securities and Exchange Commission, internal control reviews required by regulatory authorities and certain contractual agreements or requested by PNC's management or internal audit staff, consultation on tax, financial accounting and reporting matters, and meetings with the audit committee of the Board of Directors of PNC.

(5) Except as disclosed herein or in the documents incorporated herein by reference, as of the date of this prospectus supplement there has been no material adverse change in the consolidated financial position of PNC Funding or PNC since the date of the last financial statements.

(6) Neither PNC Funding nor PNC is a party to any litigation, administrative proceedings or arbitration which is or may be material in the context of the issue of the senior notes and to their knowledge none has been threatened.

(7) Prior to the completion of issuance of the senior notes, the following documents will be available for inspection (and obtainable in the case of the documents incorporated by reference (see below)) during usual business hours on any business day at the offices of the Luxembourg paying and listing agent:

     - the underwriting agreement;

     - the Articles of Incorporation and By-laws of PNC Funding and the amended and restated Articles of Incorporation and By-laws of PNC;

     - the documents incorporated by reference into this prospectus supplement and the accompanying prospectus; and

     - a copy of this prospectus supplement together with the accompanying prospectus.

     (8) Copies of the documents incorporated by reference may be obtained free of charge at the offices of the Luxembourg paying and listing agent during usual business hours on any business day. Such documents include
         PNC's:

     (a) most recent audited consolidated annual financial statements for the year ended December 31, 2000 and, for so long as a series of the senior notes are listed on Luxembourg Stock Exchange, all audited consolidated annual financial statements subsequently filed with the Securities and Exchange Commission no later than the tenth business day after such audited consolidated annual financial statements are filed; and

     (b) most recent unaudited consolidated quarterly interim financial statements, and for so long as a series of the senior notes are listed on Luxembourg Stock Exchange, all unaudited consolidated quarterly interim financial statements subsequently filed with the Securities and Exchange Commission no later than the tenth business day after such unaudited consolidated quarterly interim financial statements are filed.

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                                 $1,000,000,000

                                PNC FUNDING CORP

              $               FLOATING RATE SENIOR NOTES DUE 2003

                    $               % SENIOR NOTES DUE 2006

                         UNCONDITIONALLY GUARANTEED BY

                     THE PNC FINANCIAL SERVICES GROUP, INC.

                                    PNC LOGO

                               ------------------

                             PROSPECTUS SUPPLEMENT

                                     , 2001
                               ------------------

                                    JPMORGAN
                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           PNC CAPITAL MARKETS, INC.

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